EXHIBIT 99.1

PRESS RELEASE

SHANGHAI CENTURY ACQUISITION CORPORATION
ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS FOR
APPOINTMENT OF VOLUNTARY LIQUIDATORS

New York, NY, June 23, 2008 – Shanghai Century Acquisition Corporation (AMEX: SHA) Shanghai Century announced that its Board of Directors will convene a General Extraordinary Meeting of the Shareholders on July 8, 2008, to consider and approve a proposal to appoint Cosimo Borrelli and Jacqueline Walsh, both of Borrelli Walsh Limited, to act jointly and severally as liquidators of the Company in relation to the Company’s voluntary liquidation.

On May 28, 2008, the Shanghai Century Board of Directors filed a Notice of Dissolution and a Declaration of Solvency with the Cayman Islands’ Registrar of Companies, in addition to publishing in the Cayman Islands’ Gazette, a notice to all possible creditors of the Company’s voluntary winding-up and distribution of assets. The Liquidators will undertake their own independent assessment of the Company’s creditors and evaluation of claims.

The Board considers it advisable for an independent liquidator to be appointed, which under Cayman Islands’ law requires shareholder approval. Cosimo Borrelli is a chartered accountant with over 20 years of experience in formal and informal corporate restructuring, insolvency, forensic accounting and financial investigations. Jacqueline Walsh is a qualified lawyer in Hong Kong and the United States with over 14 years of experience in formal and informal corporate restructuring, insolvency, court and private receiverships and financial investigations.

The Liquidators’ responsibilities will include, but are not limited to, settling any outstanding creditor claims and making a pro rata distribution to the holders of securities issued in the Company’s April 28, 2006 initial public offering (the “IPO”), from the trust account (the “Trust Account”) into which the net proceeds of the IPO were deposited (plus (i) one-half of the interest earned on the Trust Account and (ii) any remaining net assets). The per share distribution amount will not be determined until after the Liquidators have evaluated and paid the creditors’ claims and may be less than the IPO price of US$8.00 per unit, assuming the entire amount of the Trust Account is available for distribution. No payments will be made in respect of the outstanding warrants (which have expired worthless) or to any of its initial shareholders with respect to the shares owned by them prior to the IPO.

Shanghai Century Acquisition Corporation was formed for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, or control through contractual arrangements, an operating business having its primary operations in China. In April 2006 the Company raised US$115 million through an initial public offering on the American Stock Exchange. Shanghai Century Acquisition Corporation’s principal offices are in Hong Kong.

Company Contact:
Franklin D. Chu
Co-Chief Executive Officer & Director
Phone: +852-2854-1118
fchu@shanghai-century.com